[redacted]

14041903

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53221 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrueNorth Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8200 E. 32nd Street North, Suite 100
(No. and Street)

| Wichita | KS | 67226 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David L. Strohm (316) 266-6571
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Gibbs & Houlik, L.C.
(Name – *if individual, state last, first, middle name*)

| 301 N. Main, Suite 1700 | Wichita | KS | 67202 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 2014
DIVISION OF TRADING & MARKETS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Margaret E. Hornbeck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrueNorth Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP, CCO, COO

Title

Nancy P. Bowes

Notary Public

NANCY P. BOWES
Notary Public, State of Kansas
My Appt. Expires
3-1-17

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**TRUENORTH SECURITIES, INC.**

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2013 AND 2012

TABLE OF CONTENTS



*This is a copy of the Company's annual financial statements reproduced from an electronic file. An original copy of this document is available at the Company's office.*

AGH
Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

# INDEPENDENT AUDITOR'S REPORT

The Board of Directors
**TrueNorth Securities, Inc.**

## Report on the Financial Statements

We have audited the statements of financial condition of TrueNorth Securities, Inc. (a wholly-owned subsidiary of TrueNorth, Inc.) (the Company) as of December 31, 2013 and 2012, and the related statements of operations, stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrueNorth Securities, Inc. at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including (i) comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and (ii) other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 18, 2014
Wichita, KS

**TRUENORTH SECURITIES, INC.**

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2013 AND 2012

## ASSETS

| | 2013 | 2012 |
|---|---|---|
| Cash and cash equivalents | $ 1,132,699 | $ 926,827 |
| Commissions receivable | 252,429 | 134,206 |
| Account receivable - other | 87,877 | -- |
| Prepaid expenses | 1,628 | 142 |
| Intangible asset, net of accumulated amortization of $22,471 and $8,279, respectively | 119,449 | 133,641 |
| | $ 1,594,082 | $ 1,194,816 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2013 | 2012 |
|---|---|---|
| Accounts payable | $ 253,692 | $ 191,183 |
| Accrued expenses | -- | 1,905 |
| Note payable | -- | 65,000 |
| Income taxes payable, Parent | 181,028 | 57,734 |
| Total liabilities | 434,720 | 315,822 |
| Stockholder's equity: | | |
| Common stock, par value $1 per share; authorized 100,000 shares, issued and outstanding 40,000 shares | 40,000 | 40,000 |
| Additional paid-in capital | 25,000 | 25,000 |
| Retained earnings | 1,094,362 | 813,994 |
| Total stockholder's equity | 1,159,362 | 878,994 |
| | $ 1,594,082 | $ 1,194,816 |

The accompanying notes are an integral part of these financial statements.

**TRUENORTH SECURITIES, INC.**

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2013 AND 2012

| | 2013 | 2012 |
|---|---|---|
| Revenues: | | |
| Commission income | $ 1,748,043 | $ 1,251,056 |
| Other income | 147,729 | 130,547 |
| Interest | 180 | 547 |
| | 1,895,952 | 1,382,150 |
| Expenses: | | |
| Payroll, payroll taxes and benefits | 1,091,167 | 934,231 |
| General and administrative | 340,701 | 299,318 |
| Interest | 1,888 | 1,905 |
| | 1,433,756 | 1,235,454 |
| Income before income taxes | 462,196 | 146,696 |
| Income taxes - current | (181,828) | (57,734) |
| Net income | $ 280,368 | $ 88,962 |

The accompanying notes are an integral part of these financial statements.

**TRUENORTH SECURITIES, INC.**

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2013 AND 2012

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | Number of Shares | Amount | Additional Paid-in Capital | Retained Earnings | Total |
| Balance, December 31, 2011 | 40,000 | $ 40,000 | $ 25,000 | $ 725,032 | $ 790,032 |
| Net income | | | | 88,962 | 88,962 |
| Balance, December 31, 2012 | 40,000 | 40,000 | 25,000 | 813,994 | 878,994 |
| Net income | | | | **280,368** | **280,368** |
| Balance, December 31, 2013 | **40,000** | **$ 40,000** | **$ 25,000** | **$ 1,094,362** | **$ 1,159,362** |

The accompanying notes are an integral part of these financial statements.

**TRUENORTH SECURITIES, INC.**

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2013 AND 2012

| | 2013 | 2012 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 280,368 | $ 88,962 |
| Adjustments to reconcile net income to net cash flow from operating activities: | | |
| Amortization | 14,192 | 8,279 |
| Changes in operating assets and liabilities: | | |
| Commissions receivable | (118,223) | 6,794 |
| Accounts receivable | (87,877) | -- |
| Prepaid expenses | (1,486) | 228 |
| Accounts payable | 62,509 | 13,990 |
| Accrued expenses | (1,905) | (21,795) |
| Income taxes payable, Parent | 123,294 | (48,641) |
| **Net cash flow from operating activities** | 270,872 | 47,817 |
| Cash flows from investing activities: | | |
| Purchase of intangible asset | -- | (76,920) |
| Payment of note payable | (65,000) | -- |
| **Net cash flow from investing activities** | (65,000) | (76,920) |
| **Change in cash and cash equivalents** | 205,872 | (29,103) |
| Cash and cash equivalents, beginning of year | 926,827 | 955,930 |
| **Cash and cash equivalents, end of year** | $ 1,132,699 | $ 926,827 |
| **Supplemental disclosures of cash flow information** | | |
| Income taxes paid to Parent | $ 57,734 | $ 106,375 |
| Note payable in connection with purchase of intangible asset | $ -- | $ 65,000 |

The accompanying notes are an integral part of these financial statements.

## 1. BUSINESS OPERATIONS

TrueNorth Securities, Inc. (Company) was incorporated in the State of Kansas in 2000 and is a wholly owned subsidiary of TrueNorth, Inc. (Parent). See Note 7 for disclosure about a corporate restructure subsequent to year end. The Company is a limited broker/dealer providing retirement plan investments to corporate customers. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). TrueNorth, Inc. provides investment advisory services and is a wholly owned subsidiary of The IMA Financial Group, Inc. (IMA). The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue Recognition and Commissions Receivable - Revenue is recognized when services are performed. Commissions receivable are estimated amounts due from investment transactions, 401(k) finder fees and 401(k) commission trails occurring prior to year-end but not received before year-end. No allowance is necessary as all amounts are deemed collectible.

Income Taxes - The Company files consolidated income tax returns with IMA. Income taxes are allocated to the Company on the basis of its individual taxable income or loss, using a combined state and federal tax rate of approximately 39%. The result of these allocations is reported on the statements of financial condition under the caption "Income taxes payable, Parent."

When applicable, deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of December 31, 2013 and 2012, there were no deferred tax assets or liabilities.

The Company recognizes the financial effects of a tax position only when it believes it can more likely than not support the position upon an examination by the relevant tax authority. Since the Company files a consolidated tax return with its parent, tax positions taken by the

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Company are evaluated in the consolidated tax return. As of December 31, 2013, no amounts have been recorded as uncertain tax positions in the Company's financial statements. Tax years that remain subject to examination in IMA's major tax jurisdictions (Federal, Kansas, Colorado, and Texas) are 2010, 2011, 2012 and 2013.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Intangible Assets - Intangible assets represent the cost to purchase a book of business. The assets are amortized on a straight-line basis over a period of ten years. Amortization expense is approximately $14,000 for the next five years.

Reclassifications - Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Subsequent Events - Subsequent events have been evaluated through February 18, 2014, the date the audited financial statements were available to be issued.

## 3. INCOME TAXES

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income, primarily due to state income taxes and non-deductible expenses.

## 4. RELATED PARTY TRANSACTIONS

The Company is affiliated through common ownership with IMA and its subsidiaries (Affiliates) which include the Company's Parent, TrueNorth, Inc. The Company shares office space with its Affiliates and is allocated a portion of rent. Administrative, recordkeeping, operational and other services necessary to conduct the Company's operations are provided to the Company by its Parent, other Affiliates or employees of Affiliates. For 2013 and 2012, the Company recognized $369,879 and $313,293, respectively, of expenses related to these sharing arrangements. The expense is included with payroll, payroll taxes and benefits expenses on the statement of operations.

The Company was due from Affiliates $87,877 and $0, reflected as accounts receivable - other, on the statements of financial condition at December 31, 2013 and 2012, respectively.

Because the Company is under common ownership and management control with its Affiliates, its operating results and financial position may differ from those that would have been obtained had the Company been autonomous.

## 5. NOTE PAYABLE AND ACQUISITION

During 2012, the Company acquired the assets of Retirement Plan Solutions for $141,920 and allocated the entire purchase price to the book of business (identifiable intangible asset). In connection with the acquisition, the Company issued a note payable in the amount of $65,000 accruing interest at a rate of 5%. The note matured and was paid on July 31, 2013. Interest expense related to the note was $1,888 and $1,905 for the years ended December 31, 2013 and 2012, respectively.

## 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net regulatory capital and net capital requirements of $689,278 and $28,981, respectively. The Company's aggregate indebtedness to net capital ratio was .63 to 1. At December 31, 2012, the Company had net regulatory capital and net capital requirements of $600,645 and $21,055 respectively. The Company's aggregate indebtedness to net capital ratio was .53 to 1.

## 7. SUBSEQUENT EVENT

Effective January 1, 2014, TrueNorth, Inc. merged with and into TrueNorth Securities, Inc. TrueNorth Securities, Inc. was the surviving entity and then changed its name to TrueNorth, Inc.

# SUPPLEMENTARY INFORMATION

**TRUENORTH SECURITIES, INC.**

COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

SCHEDULE 1

DECEMBER 31, 2013 AND 2012

| | 2013 | 2012 |
|---|---|---|
| Aggregate indebtedness: | | |
| Accounts payable | $ 253,692 | $ 191,183 |
| Accrued expenses | -- | 1,905 |
| Notes payable | -- | 65,000 |
| Income taxes payable, Parent | 181,028 | 57,734 |
| Total aggregate indebtedness | $ 434,720 | $ 315,822 |
| Net capital: | | |
| Credit items: | | |
| Common stock | $ 40,000 | $ 40,000 |
| Additional paid-in capital | 25,000 | 25,000 |
| Retained earnings | 1,094,362 | 813,994 |
| Total credit items | 1,159,362 | 878,994 |
| Deductions and charges: | | |
| Commissions receivable | 252,429 | 134,206 |
| Account receivable - other | 87,877 | -- |
| Prepaid expense | 1,628 | 142 |
| Intangible asset | 119,449 | 133,641 |
| Haircut on securities owned | 8,701 | 10,360 |
| Total deductions and charges | 470,084 | 278,349 |
| Net capital | $ 689,278 | $ 600,645 |
| Capital requirements: | | |
| Net capital | $ 689,278 | $ 600,645 |
| Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for non-clearing firm ($5,000) | 28,981 | 21,055 |
| Net capital in excess of requirements | $ 660,297 | $ 579,590 |
| Ratio of aggregate indebtedness to net capital | .63 to 1 | .53 to 1 |

There were no liabilities subordinated to the claim of general creditors at December 31, 2013 and 2012.

**TRUENORTH SECURITIES, INC.**

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

SCHEDULE 2

DECEMBER 31, 2013 AND 2012

| | 2013 | 2012 |
|---|---|---|
| Aggregate indebtedness: | | |
| Aggregate indebtedness as reported by registrant in Part I IA of Form X-17A-5 as of December 31, 2013 and 2012 | $ 434,720 | $ 315,822 |
| Aggregate indebtedness as computed on Schedule 1 | $ 434,720 | $ 315,822 |
| Net capital: | | |
| Net capital as reported by the registrant in Part I IA of Form X-17A-5 as of December 31, 2013 and 2012 | $ 689,278 | $ 600,645 |
| Net capital as computed on Schedule 1 | $ 689,278 | $ 600,645 |

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

# INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES (CLAIMING EXCLUSION FROM SIPC MEMBERSHIP)

The Board of Directors
TrueNorth Securities, Inc.
Wichita, Kansas 67226

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 related to the Certification of Exclusion From Membership (Form SIPC-3) filed by TrueNorth Securities, Inc. (the Company) with the Securities Investor Protection Corporation (SIPC), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2013, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's claim for exclusion from membership in the SIPC. The Company's management is responsible for the preparation of the Schedule of Revenues and compliance with the exclusion requirements from membership in the SIPC under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 (SIPA) for the year ended December 31, 2013. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total Revenues amount included in the Schedule of Revenues for the year ended December 31, 2013 to the total revenues in the Company's audited financial statements for the year ended December 31, 2013 noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Company for the year ended December 31, 2013 to supporting schedules and working papers noting no differences.

3. Proved the mathematical accuracy of the Total Revenues amount reflected in the Schedule of Revenues for the year ended December 31, 2013 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in the SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.

February 18, 2014

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

AGH
Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

## Independent Auditor's Report on Internal Control

The Board of Directors
TrueNorth Securities, Inc.
Wichita, Kansas

In planning and performing our audit of the financial statements of TrueNorth Securities, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to (i) provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and (ii) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 18, 2014
Wichita, Kansas